Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three and Twelve Months Ended December 31, 2022

HAMILTON, Bermuda, Feb. 14, 2023 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore", the "Company" or "we") today announced results for the three and twelve months ended December 31, 2022.

Highlights and Recent Activity

  Reported net income of $53.1 million for the three months ended December 31, 2022, or $1.31 earnings per basic share and $1.28 earnings per diluted share, compared to a net loss of $8.6 million, or $0.25 loss per basic and diluted share, for the three months ended December 31, 2021. Adjusted for certain costs (see Adjusted earnings / (loss) in the Non-GAAP Measures section), we reported Adjusted earnings of $54.0 million, or $1.33 Adjusted earnings per basic share and $1.30 Adjusted earnings per diluted share, for the three months ended December 31, 2022, compared to an Adjusted loss of $8.6 million, or $0.25 Adjusted loss per basic and diluted share, for the three months ended December 31, 2021.

  Reported record net income of $135.1 million for the year ended December 31, 2022, or $3.63 earnings per basic share and $3.52 earnings per diluted share, compared to a net loss of $38.1 million, or $1.12 loss per basic and diluted share, for the year ended December 31, 2021. Adjusted for certain costs (see Adjusted earnings / (loss) in the Non-GAAP Measures section), we reported Adjusted earnings of $143.5 million, or $3.86 Adjusted earnings per basic and $3.74 Adjusted earnings per diluted share for the year ended December 31, 2022, compared to an Adjusted loss of $37.5 million, or $1.11 Adjusted loss per basic and diluted share, for the year ended December 31, 2021.

  MR Eco-Design tankers earned an average spot TCE rate of $43,174 per day for the three months ended December 31, 2022. Chemical tankers earned an average TCE rate of $28,544 per day for the three months ended December 31, 2022. Based on approximately 55% total revenue days currently fixed for the first quarter of 2023, the average spot TCE rate is approximately $39,500 per day for MR Eco-Design tankers; based on approximately 70% of revenue days fixed for the first quarter of 2023, the average TCE rate for chemical tankers is approximately $27,750 per day.

  On January 9, 2023, Ardmore announced the appointment of Mr. James Fok to Ardmore's Board of Directors as a Class III director. He is also serving on the Audit and Nominating and Corporate Governance Committees.

  Consistent with the Company's capital allocation policy, the Board of Directors declared a cash dividend on February 14, 2023, of $0.45 per common share for the quarter ended December 31, 2022, based on Ardmore's current policy of paying out a third of Adjusted Earnings, as calculated for dividends. The dividend will be paid on March 15, 2023, to all shareholders of record on February 28, 2023.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"2022 was a tremendous year for product tanker markets and the most profitable year thus far for Ardmore, as supportive fundamentals created early momentum that was then amplified by a substantial re-ordering of global energy markets. This also followed a prolonged period of refined product inventory draws and post-pandemic energy consumption growth, and energy supply chains operating with little, if any, buffer to account for dislocations or unforeseen developments.

In these tight and fast-changing markets, Ardmore's high-quality fleet of modern MR product and chemical tankers, its focus on operational excellence and ability to take advantage of market volatility, along with a strong balance sheet and low breakeven levels, have enabled us to generate strong profits and cash flow.

As a result, we are also now able to pursue our capital allocation policy priorities simultaneously: maintaining our fleet over time, continued de-levering of our balance sheet, paying our newly initiated quarterly dividend, and selectively evaluating accretive growth opportunities that support our long-term strategic goals.

As strong markets extend into 2023 and with the newbuilding orderbook remaining at a historically low level, we believe Ardmore is exceptionally well positioned to continue generating strong earnings and translating our current performance into lasting shareholder value."

Summary of Recent and Fourth Quarter 2022 Events

Fleet

Fleet Operations and Employment

As of December 31, 2022, the Company had 27 vessels in operation (including five chartered-in vessels), including 21 MR tankers ranging from 45,000 deadweight tonnes (Dwt) to 49,999 Dwt (15 Eco-Design and six Eco-Mod) and six Eco-Design IMO 2 product/chemical tankers ranging from 25,000 Dwt to 37,800 Dwt. The Company also commercially manages two of Carl Büttner's 24,000 Dwt chemical tankers.

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the fourth quarter of 2022, the Company had 21 MR tankers in operation, all of which were trading in the spot market. The MR tankers earned an average TCE rate of $41,911 per day in the fourth quarter of 2022. In the fourth quarter of 2022, the Company's 15 MR Eco-Design tankers earned an average TCE rate of $42,301 and the Company's six MR Eco-Mod tankers earned an average TCE rate of $40,990 per day.

In the first quarter of 2023, the Company expects to have all revenue days for its MR tankers employed in the spot market. As of February 14, 2023, the Company had fixed approximately 55% of its total MR revenue days for the first quarter of 2023 at an average TCE rate of approximately $37,500 per day which comprises MR Eco-Design tankers of $39,500 per day and MR Eco-Mod tankers of $32,000 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 37,800 Dwt)

At the end of the fourth quarter of 2022, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the fourth quarter of 2022, the Company's six Eco-Design product / chemical vessels earned an average TCE rate of $28,544 per day.

In the first quarter of 2023, the Company expects to have all revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of February 14, 2023, the Company had fixed approximately 70% of its Eco-Design IMO 2 product / chemical tankers spot revenue days for the first quarter of 2023 at an average TCE rate of approximately $27,750 per day.

Drydocking

The Company had 23 drydock days and no repositioning days in the fourth quarter of 2022. The Company expects to have eight drydock days and six repositioning days in the first quarter of 2023.

Dividend

Consistent with the Company's capital allocation policy, the Board of Directors declared a cash dividend on February 14, 2023, of $0.45 per share for the quarter ended December 31, 2022, based on the Company's current policy of paying out dividends equal to one-third of Adjusted Earnings (see Adjusted Earnings (for purposes of dividend calculations) in the Non-GAAP Measures section). The dividend is payable on March 15, 2023 to all shareholders of record on February 28, 2023.

New Director Appointment

On January 9, 2023, the Company announced the appointment of Mr. James Fok to the Company's Board of Directors as a Class III director. He is also serving on the Nominating and Corporate Governance Committee and has replaced Mats Berglund on the Audit Committee. We thank Mats Berglund for his service on the Audit Committee and for his continued service on the Board of Directors and the Compensation and the Nominating and Corporate Governance Committees.

Mr. Fok has more than 20 years of experience as a financial and strategic advisor to corporations and governments, with particular expertise in Asian cross-border capital markets transactions and mechanisms. From 2012 until 2021, he served as a senior executive at Hong Kong Exchanges and Clearing (HKEX), playing a major role in a number of landmark capital markets internationalization initiatives. Previously, Mr. Fok served as an investment banker at multiple bulge bracket firms in both Europe and Asia, focusing on the financial services sector. He currently serves as an Advisor to Bain & Company, is on the Advisory Board of Hex Trust, a provider of bank-grade custody for digital assets, and serves as an International Member of Ireland for Finance's Industry Advisory Committee. Mr. Fok holds a BA (Hons) in Law and Chinese from the School of Oriental & African Studies of the University of London and is a published author on the subject of Sino-American financial relations.

COVID-19

In response to the COVID-19 pandemic, many countries, ports and organizations, including those where Ardmore conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have caused severe trade disruptions. In addition, the pandemic initially resulted and may again result in a significant decline in global demand for refined oil products. As Ardmore's business is the transportation of refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo Ardmore transports has and could continue to adversely affect demand for its vessels and services. The extent to which the pandemic may impact Ardmore's results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including, among others, the impact of the end of China's Zero Covid policy and of the development of variants of the COVID virus, and the level of the effectiveness and delivery of vaccines and other actions to contain or treat its impact.

Conflict in Ukraine

Russia's invasion of Ukraine in February 2022 and the subsequent conflict has disrupted supply chains and caused instability and significant volatility in the global economy.

Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charters and financing on attractive terms. The ongoing conflict has contributed significantly to related increases in spot tanker rates.

As a result of Russia's invasion of Ukraine, the United States, several European Union nations, the United Kingdom and other countries have announced unprecedented sanctions and other measures against Russia, Belarus and certain Russian and Belarussian entities and nationals.

The sanctions announced by the U.S. and other countries against Russia and, in some instances, Belarus include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S. has also banned the import of certain Russian energy products into the U.S., including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. The U.S., EU nations and other countries could impose wider sanctions and take other actions. While it is difficult to anticipate the impact the sanctions announced to date may have on our business and us, these and any further sanctions imposed or actions taken by the U.S., EU nations or other countries, and any retaliatory measures by Russia in response, could lead to increased volatility in global oil demand which could have a material impact on our business, results of operations and financial condition. In addition, it is possible that third parties with which we do business may be impacted by events in Russia and Ukraine, which could adversely affect us.

Results for the three months ended December 31, 2022 and 2021

The Company reported net income of $53.1 million for the three months ended December 31, 2022, or $1.31 earnings per basic share and $1.28 earnings per diluted share, as compared to a net loss of $8.6 million, or $0.25 loss per basic and diluted share for the three months ended December 31, 2021.

Results for the year ended December 31, 2022 and 2021

The Company reported net income of $135.1 million for the year ended December 31, 2022 or $3.63 earnings per basic share and $3.52 earnings per diluted share, as compared to a net loss of $38.1 million, or $1.12 loss per basic and diluted share, for the year ended December 31, 2021.

Management's Discussion and Analysis of Financial Results for the three months ended December 31, 2022 and 2021

Revenue. Revenue for the three months ended December 31, 2022 was $132.8 million, an increase of $80.3 million from $52.5 million for the three months ended December 31, 2021.

The Company's average number of operating vessels was 27.0 for the three months ended December 31, 2022, consistent with 27.0 for the three months ended December 31, 2021.

The Company had no product tankers employed under time charter as of December 31, 2022, as compared to four as of December 31, 2021. Revenue days derived from time charters were 47 for the three months ended December 31, 2022, as compared to 364 for the three months ended December 31, 2021. The decrease in revenue days for time-chartered vessels resulted in a decrease in revenue of $4.3 million.

The Company had 2,399 spot revenue days for the three months ended December 31, 2022, as compared to 2,112 for the three months ended December 31, 2021. The Company had 27 and 23 vessels employed directly in the spot market as of the years ended December 31, 2022 and 2021, respectively. The increase in spot revenue days resulted in an increase in revenue of $6.3 million, while changes in spot rates resulted in an increase in revenue of $78.3 million for the three months ended December 31, 2022, as compared to the three months ended December 31, 2021.

Voyage Expenses. Voyage expenses were $39.5 million for the three months ended December 31, 2022, an increase of $14.9 million from $24.6 million for the three months ended December 31, 2021. An increase in bunker prices resulted in an increase of $10.4 million and an increase in spot revenue days resulted in an increase in port and agency expenses plus commission costs of $4.5 million for the three months ended December 31, 2022, as compared with the three months ended December 31, 2021.

TCE Rate. The average TCE rate for the Company's fleet was $38,861 per day for the three months ended December 31, 2022, an increase of $27,471 per day from $11,390 per day for the three months ended December 31, 2021. The increase in average TCE rate was primarily the result of higher spot rates for the three months ended December 31, 2022, as compared to the three months ended December 31, 2021, which was partially offset by an increase in bunker prices. TCE rates represent net revenues (or revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how we record revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $14.2 million for the three months ended December 31, 2022, a decrease of $1.6 million from $15.8 million for the three months ended December 31, 2021. This decrease is primarily attributable to the completion of the sales of the Ardmore Sealeader, Ardmore Sealifter and Ardmore Sealancer earlier in 2022. In addition, the decrease also reflects the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expense was $6.0 million for the three months ended December 31, 2022, an increase of $3.9 million from $2.1 million for the three months ended December 31, 2021. This increase is the result of the Company having five vessels chartered-in as of December 31, 2022, compared to two vessel chartered-in as of December 31, 2021. Total charter hire expense for the three months ended December 31, 2022 was comprised of an operating expense component of $3.1 million and a vessel lease expense component of $2.9 million.

Depreciation. Depreciation expense for the three months ended December 31, 2022 was $7.3 million, a decrease of $0.7 million from $8.0 million for the three months ended December 31, 2021. This decrease is a result of the sale of one vessel in June 2022, and two additional vessels in July 2022. All three vessels were classified as held for sale up to their respective delivery dates. We ceased depreciating these three vessels, when they were classified as held for sale, during the first quarter of 2022.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended December 31, 2022 was $1.0 million, a decrease of $0.3 million from $1.3 million for the three months ended December 31, 2021. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended December 31, 2022 were $5.3 million, an increase of $2.0 million from $3.3 million for the three months ended December 31, 2021. The increase in costs was primarily due to an increase in variable-based compensation, in line with strong results, during the three months ended December 31, 2022, compared to the three months ended December 31, 2021.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to Ardmore's chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended December 31, 2022 were $1.3 million, an increase of $0.4 million from $0.9 million for the three months ended December 31, 2021. The increase in costs was primarily due to an increase in variable-based compensation, in line with strong results, during the three months ended December 31, 2022, compared to the three months ended December 31, 2021.

Unrealized (Loss) / Gain on Derivatives: Unrealized loss on derivatives was $1.3 million for the three months ended December 31, 2022, a negative change of $1.5 million from an unrealized gain of $0.2 million for the three months ended December 31, 2021. The change is primarily due to realized gains of $2.2 million on interest rate swaps recognized during the three months ended December 31, 2022, which resulted in a decrease in the year-to-date unrealized gains to $3.0 million as of December 31, 2022 from $4.3 million as of September 30, 2022.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended December 31, 2022 were $2.0 million, a decrease of $2.3 million from $4.3 million for the three months ended December 31, 2021. The decrease in costs primarily reflects the low outstanding balance on the Company's revolving facility, with only $22.5 million drawn as of December 31, 2022, as well as the refinancing of nine vessels into senior loan facilities, during the third and fourth quarters of 2022, which were previously financed under lease arrangements. Amortization of deferred finance fees for the three months ended December 31, 2022 was $0.3 million, generally consistent with $0.4 million for the three months ended December 31, 2021.

Loss on Extinguishment. Loss on extinguishment for the three months ended December 31, 2022 was $0.9 million, an increase of $0.9 million from $0 for the three months ended December 31, 2021. As a result of deferred finance fees of $0.9 million being written off following the prepayment of the debt related to the exercises of the vessel purchase options, the loss on extinguishment increased by $0.9 million for the three months ended December 31, 2022. The Company incurred no corresponding loss or gain for three months ended December 31, 2021.

Liquidity

As of December 31, 2022, the Company had $220.6 million in liquidity available, with cash and cash equivalents of $50.6 million (December 31, 2021: $55.4 million) and amounts available and undrawn under its revolving credit facilities of $170.0 million (December 31, 2021: $11.6 million). The following debt and lease liabilities (net of deferred finance fees) were outstanding as of the dates indicated:

	As at
	December 31, 2022	December 31, 2021
Cash and cash equivalents	$50,569	$55,449

Finance leases	45,500	223,575
Senior Debt	103,112	114,467
Revolving Credit Facilities	25,684	30,634
Total debt	174,296	368,676

Total net debt	$123,727	$313,227

Conference Call

The Company plans to host a conference call on February 14, 2023, at 12:00 p.m. Eastern Time to discuss its results for the quarter ended December 31, 2022. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

  By dialing 844–492–3728 (U.S.) or 412–542–4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through February 21, 2023 at 877–344–7529 or 412–317–0088. Enter the passcode 1945737 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides, through its modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore's Energy Transition Plan ("ETP") focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance. Ardmore has established Ardmore Ventures as Ardmore's holding company for existing and future potential investments related to the ETP and completed its first projects under the plan in June 2021.

Ardmore Shipping Corporation
Unaudited Condensed Consolidated Balance Sheets

	As at
In thousands of U.S. Dollars, except as indicated	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	50,569	55,449
Receivables, net of allowance for bad debts of $2.2 million (2021: $0.8 million)	79,843	20,304
Prepaid expenses and other assets	4,521	3,511
Advances and deposits	2,160	3,551
Inventories	15,718	11,095
Current portion of derivative assets	4,927	307
Total current assets	157,738	94,217

Non-current assets
Investments and other assets, net	11,219	11,082
Vessels and vessel equipment, net	531,378	603,227
Deferred drydock expenditures, net	4,716	8,879
Advances for ballast water treatment and scrubber systems	5,530	2,033
Amount receivable in respect of finance leases	—	2,880
Deferred finance fees, net	2,717	—
Non-current portion of derivative assets	—	982
Operating lease, right-of-use asset	10,561	1,232
Total non-current assets	566,121	630,315

TOTAL ASSETS	723,859	724,532

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	8,814	8,578
Accrued expenses and other liabilities	20,890	10,742
Deferred revenue	1,220	2,070
Accrued interest on debt and finance leases	863	651
Current portion of long-term debt	12,927	15,103
Current portion of finance lease obligations	1,857	21,084
Current portion of operating lease obligations	6,358	273
Total current liabilities	52,929	58,501

Non-current liabilities
Non-current portion of long-term debt	115,869	129,998
Non-current portion of finance lease obligations	43,643	205,371
Non-current portion of operating lease obligations	3,969	722
Other non-current liabilities	1,007	943
Total non-current liabilities	164,488	337,034

TOTAL LIABILITIES	217,417	395,535

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	37,043	37,043
Total redeemable preferred stock	37,043	37,043

Stockholders' equity
Common stock	426	364
Additional paid in capital	468,006	426,102
Accumulated other comprehensive income	1,468	1,044
Treasury stock	(15,636)	(15,636)
Retained earnings / (accumulated deficit)	15,135	(119,920)
Total stockholders' equity	469,399	291,954

Total redeemable preferred stock and stockholders' equity	506,442	328,997

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	723,859	724,532

Ardmore Shipping Corporation
Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended		Year Ended
In thousands of U.S. Dollars except per share and share data	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Revenue, net	132,831	52,459	445,741	192,484

Voyage expenses	(39,506)	(24,592)	(153,729)	(88,578)
Vessel operating expenses	(14,174)	(15,801)	(60,020)	(60,834)
Time charter-in
Operating expense component	(3,145)	(1,086)	(7,809)	(3,609)
Vessel lease expense component	(2,894)	(999)	(7,185)	(3,321)
Depreciation	(7,250)	(8,009)	(29,276)	(31,703)
Amortization of deferred drydock expenditures	(1,000)	(1,284)	(4,161)	(5,169)
General and administrative expenses
Corporate	(5,347)	(3,341)	(19,936)	(16,071)
Commercial and chartering	(1,308)	(928)	(4,171)	(3,126)
Unrealized (losses) / gains on derivatives	(1,303)	222	2,961	276
Interest expense and finance costs	(2,035)	(4,300)	(15,537)	(16,202)
Loss on extinguishment	(888)	—	(1,576)	(569)
Interest income	251	16	471	55
Loss on vessels sold	—	—	(6,917)	—

Income / (loss) before taxes	54,232	(7,643)	138,856	(36,367)

Income tax	(136)	(14)	(207)	(150)
Loss from equity method investments	(159)	(258)	(195)	(317)

Net Income / (Loss)	53,937	(7,915)	138,454	(36,834)

Preferred dividend	(857)	(637)	(3,400)	(1,254)

Net Income / (Loss) attributable to common stockholders	53,080	(8,552)	135,054	(38,088)

Earnings / (Loss) per share, basic	1.31	(0.25)	3.63	(1.12)
Earnings / (Loss) per share, diluted	1.28	(0.25)	3.52	(1.12)

Adjusted earnings / (loss) (1)	53,968	(8,552)	143,547	(37,519)
Adjusted earnings / (loss) per share, basic	1.33	(0.25)	3.86	(1.11)
Adjusted earnings / (loss) per share, diluted	1.30	(0.25)	3.74	(1.11)

Weighted average number of shares outstanding, basic	40,591,137	34,363,884	37,235,599	33,882,932
Weighted average number of shares outstanding, diluted	41,493,367	34,363,884	38,359,985	33,882,932

_____________________
(1) Adjusted earnings / (loss) is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section.

Ardmore Shipping Corporation
Unaudited Condensed Consolidated Statements of Cash Flows

	Year Ended
In thousands of U.S. Dollars	December 31, 2022	December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES

Net income / (loss)	138,454	(36,834)
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Depreciation	29,276	31,703
Amortization of deferred drydock expenditures	4,161	5,169
Share-based compensation	3,057	2,613
Loss on vessels sold	6,917	—
Amortization of deferred finance fees	3,037	2,192
Unrealized (gains) on derivatives	(2,961)	(276)
Foreign exchange	2	(72)
Loss from equity method investments	195	317
Deferred drydock payments	(1,913)	(5,883)
Changes in operating assets and liabilities:
Receivables	(59,559)	(2,495)
Prepaid expenses and other assets	(1,010)	173
Advances and deposits	1,391	(1,034)
Inventories	(4,623)	(821)
Accounts payable	(1,612)	1,151
Accrued expenses and other liabilities	10,033	(701)
Deferred revenue	(850)	2,070
Accrued interest	212	(157)
Net cash provided by / (used in) operating activities	124,207	(2,885)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	39,912	9,895
Payments for acquisition of vessels and vessel equipment	(1,335)	(2,475)
Advances for ballast water treatment and scrubber systems	(2,473)	(158)
Payments for other non-current assets	(106)	(94)
Payments for equity investments	(588)	(5,541)
Net cash provided by investing activities	35,410	1,627

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayment of finance lease obligation	(166,580)	—
Proceeds from long-term debt	131,884	—
Repayments of long-term debt	(148,245)	(66,912)
Proceeds from finance leases	—	49,000
Repayments of finance leases	(13,675)	(19,960)
Payments for deferred finance fees	(3,505)	(980)
Issuance of common stock, net	38,909	—
Issuance of preferred stock, net	—	37,986
Payment of preferred dividend	(3,285)	(792)
Net cash (used in) financing activities	(164,497)	(1,658)

Net (decrease) in cash and cash equivalents	(4,880)	(2,916)

Cash and cash equivalents at the beginning of the year	55,449	58,365

Cash and cash equivalents at the end of the period	50,569	55,449

Ardmore Shipping Corporation
Unaudited Other Operating Data

	Three Months Ended		Year Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
In thousands of U.S. Dollars except Fleet Data
Adjusted EBITDA (1)	66,298	5,454	192,696	16,335
Adjusted EBITDAR (1)	69,192	N/A	199,881	N/A

AVERAGE DAILY DATA

MR Eco-Design Tankers Spot TCE per day (2)	43,174	11,024	35,150	10,931

Fleet TCE per day (2)	38,861	11,390	30,618	11,216

Fleet operating expenses per day (3)	6,499	6,141	6,372	5,967
Technical management fees per day (4)	428	451	451	459
	6,927	6,592	6,823	6,426

MR Eco-Design Tankers
TCE per day (2)	42,301	11,614	33,447	11,501
Vessel operating expenses per day (5)	6,959	6,712	6,822	6,485

MR Eco-Mod Tankers
TCE per day (2)	40,990	10,950	30,727	10,667
Vessel operating expenses per day (5)	8,010	6,366	6,905	6,359

Prod/Chem Eco-Design Tankers (25k - 38k Dwt)
TCE per day (2)	28,544	11,274	23,567	10,982
Vessel operating expenses per day (5)	6,690	6,441	6,876	6,324

FLEET
Average number of operating vessels	27.0	27.0	27.0	26.6

_____________________
(1)

Adjusted EBITDA and Adjusted EBITDAR are non-GAAP measures and are defined and reconciled to the most directly comparable U.S. GAAP measure under the section of this release entitled "Non-GAAP Measures."

(2)

Time Charter Equivalent ("TCE") rate, a non-GAAP measure, represents net revenues (revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company's possession less off-hire days generally associated with drydocking or repairs and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate the TCE rate is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

(3)

Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to vessel upgrades and enhancements or other non-routine expenditures which were expensed during the period.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating expenses per day include technical management fees.

Ardmore Shipping Corporation
Fleet Details at December 31, 2022
(Expressed in Millions of U.S. Dollars, other than per share amount)

						Estimated Resale	Estimated
						Newbuilding	Depreciated
					Eco	Price (1)	Replacement
Vessel	IMO	Built	Country	DWT	Specification	December 31, 2022	Value (2)
Seavaliant	IMO2/3	Feb–13	S. Korea	49,998	Eco-Design	$48.00	$30.37
Seaventure	IMO2/3	Jun–13	S. Korea	49,998	Eco-Design	$48.00	$30.86
Seavantage	IMO2/3	Jan–14	S. Korea	49,997	Eco-Design	$48.00	$31.96
Seavanguard	IMO2/3	Feb–14	S. Korea	49,998	Eco-Design	$48.00	$32.09
Sealion	IMO2/3	May–15	S. Korea	49,999	Eco-Design	$48.00	$34.38
Seafox	IMO2/3	Jun–15	S. Korea	49,999	Eco-Design	$48.00	$34.53
Seawolf	IMO2/3	Aug–15	S. Korea	49,999	Eco-Design	$48.00	$34.77
Seahawk	IMO2/3	Nov–15	S. Korea	49,999	Eco-Design	$48.00	$35.16
Endeavour	IMO2/3	Jul–13	S. Korea	49,997	Eco-Design	$48.00	$31.07
Enterprise	IMO2/3	Sep–13	S. Korea	49,453	Eco-Design	$48.00	$31.36
Endurance	IMO2/3	Dec–13	S. Korea	49,466	Eco-Design	$48.00	$31.78
Encounter	IMO2/3	Jan–14	S. Korea	49,478	Eco-Design	$48.00	$31.86
Explorer	IMO2/3	Jan–14	S. Korea	49,494	Eco-Design	$48.00	$31.99
Exporter	IMO2/3	Feb–14	S. Korea	49,466	Eco-Design	$48.00	$32.12
Engineer	IMO2/3	Mar–14	S. Korea	49,420	Eco-Design	$48.00	$32.25
Seafarer	IMO3	Jun-10	Japan	49,999	Eco-Mod	$48.00	$25.27
Dauntless	IMO2	Feb-15	S. Korea	37,764	Eco-Design	$40.00	$28.24
Defender	IMO2	Feb-15	S. Korea	37,791	Eco-Design	$40.00	$28.28
Cherokee	IMO2	Jan-15	Japan	25,215	Eco-Design	$35.00	$24.43
Cheyenne	IMO2	Mar-15	Japan	25,217	Eco-Design	$35.00	$24.72
Chinook	IMO2	Jul-15	Japan	25,217	Eco-Design	$35.00	$25.13
Chippewa	IMO2	Nov-15	Japan	25,217	Eco-Design	$35.00	$25.52

							$668.13

				Cash / Debt / Work. Cap / Other Assets			$(55.45)
				Total Asset Value (Assets) (3)			$612.68
				DRV / Share (3)(4)			$15.08

				Ardmore Commercial Management (5)			$33.99
				Total Asset Value (Assets & Commercial Management) (3)			$646.67
				DRV / Share (3)(4)			$15.92

				Investment in Element 1 Corp. / e1 Marine (6)			$10.78
				Total Asset Value (Assets, Commercial Management & Investments) (3)			$657.45
				DRV / Share (3)(4)(6)			$16.18

_____________________
1.	Based on the average of two broker estimates of prompt resale for a newbuild vessel of equivalent deadweight tonne at a yard in South Korea as of December 31, 2022.
2.

Depreciated Replacement Value ("DRV") is based on estimated resale price for a newbuild vessel depreciated for the age of each vessel (assuming an estimated useful life of 25 years on a straight-line basis and assuming a residual scrap value of $300 per tonne, which is in line with Ardmore's depreciation policy). The Company's estimates of DRV assume that its vessels are all in good and seaworthy condition without the need for repair and, if inspected, that they would be certified in class without notations of any kind. Vessel values are highly volatile and, as such, the Company's estimates of DRV may not be indicative of the current or future value of its vessels, or prices that the Company could achieve if it were to sell them.

3.	DRV and DRV per share are non-GAAP measures. Management believes that many investors use DRV as a reference point in assessing valuation of fleets of ships and similar assets.
4.	DRV / Share calculated using 40,626,583 shares outstanding as of December 31, 2022.
5.

Ardmore Commercial Management is management's estimate of the value of Ardmore's commercial management and pooling business. The estimate is based on industry standard commercial management and pooling fees in determining revenue less Ardmore's commercial and chartering overhead (as stated in Ardmore's Statement of Operations) and applying an illustrative multiple to the resulting net earnings of 7x. The multiple is illustrative only and may not be indicative of the valuation multiple the Company could achieve if it were to sell its commercial management and pooling business. Revenue of this business is comprised of (i) commission (1.25% for standard product tankers and 2.5% for chemical tankers) on gross freight based on estimated current TCE rates grossed up for voyage expenses and (ii) an administration fee of $300 per vessel per day. These rates may vary over time.

6.	Valuation of investments in Element 1 Corp. and e1 Marine LLC (a joint venture with Element 1 Corp. and Maritime Partners, LLC, of which the Company owns 33%) is at cost.

CO2 Emissions Reporting(1)

In April 2018, the International Maritime Organization's ("IMO") Marine Environment Protection Committee ("MEPC") adopted an initial strategy for the reduction of greenhouse gas ("GHG") emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company's industry. Ardmore's reporting methodology is in line with the framework set out within the IMO's Data Collection System ("DCS") initiated in 2019.

On January 1, 2023 the BIMCO CII Operations Clause for Time Charter Parties came into force. This clause outlines that the charterer should take responsibility for a ship's emissions. On this basis, Ardmore's GHG emissions analysis has been updated to exclude the impact of ships time-chartered out and to include the impact of ships time-chartered in. Previously all vessels were included in Ardmore's analysis from the fleet except for vessels commercially managed by Ardmore.

	Three Months Ended		Twelve months ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021

Number of Vessels in Operation (at period end)	27	26	27	26
Fleet Average Age	9.6	8.6	9.6	8.6

CO2 Emissions Generated in Metric Tonnes	105,625	101,099	404,068	403,321
Distance Travelled (Miles)	371,267	389,820	1,469,634	1,542,874
Fuel Consumed in Metric Tonnes	33,437	31,998	127,912	127,397

Cargo Heating and Tank Cleaning Emissions
Fuel Consumed in Metric Tonnes	520	687	3,591	4,048
% of Total Fuel Consumed	1.56%	2.15%	2.81%	3.18%

Annual Efficiency Ratio (AER) for the period(2)
Fleet	6.35g / tm	5.79g / tm	6.13g / tm	5.83g / tm
MR Eco-Design	5.88g / tm	5.50g / tm	5.84g / tm	5.58g / tm
MR Eco-Mod	6.58g / tm	5.77g / tm	6.16g / tm	5.90g / tm
Chemical	8.07g / tm	7.43g / tm	7.63g / tm	7.19g / tm
Chemical (Less Cargo Heating & Tank Cleaning)(3)	7.60g / tm	6.75g / tm	7.09g / tm	6.49g / tm

Energy Efficiency Operational Indicator (EEOI) for the period
Fleet	13.33g / ctm	11.42g / ctm	12.59g / ctm	12.04g / ctm
MR Eco-Design	12.74g / ctm	11.13g / ctm	12.29g / ctm	12.02g / ctm
MR Eco-Mod	13.59g / ctm	10.51g / ctm	13.05g / ctm	11.30g / ctm
Chemical	15.23g / ctm	13.95g / ctm	12.96g / ctm	12.98g / ctm
Chemical (Less Cargo Heating & Tank Cleaning)(3)	14.43g / ctm	12.67g / ctm	12.05g / ctm	11.72g / ctm

Wind Strength (% greater than 4 on BF)	48.90%	46.10%	47.64%	46.64%
% Idle Time	3.32%	3.69%	2.91%	4.59%

tm = tonne-mile
ctm = cargo tonne-mile

Ardmore Performance

It should be noted that results vary quarter to quarter depending on ship activity, ballast / laden ratio, cargo carried, weather, waiting time, time in port and vessel speed. However, analysis is also presented on a trailing 12-month basis to provide a more accurate assessment of Ardmore's progress over a longer period and to mitigate seasonality. From a weather perspective rougher weather (based on Beaufort Scale wind force rating being greater than 4 BF) will generally have a mitigating impact on the ability to optimize fuel consumption while idle time will impact ships metrics as they will still require power to run but will not be moving. Overall Ardmore Shipping's carbon emissions for the full year 2022 have increased 0.2% to 404,068 metric tonnes of CO2, in comparison to the full year 2021, primarily as a result of increased vessel speeds, as a result of strong charter rates. Fleet EEOI for the period increased 4.6% to 12.59 g / ctm, from 12.04 g / ctm, while AER increased by 5.1% to 6.13 g / tm, from 5.83 g / tm.

Ardmore seeks to achieve continued improvements through a combination of technological advancements and operational optimization.

_____________________

[1] Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore's owned fleet. Management assesses such data and may adjust and restate the data to reflect latest information. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time. AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g. some shipping companies report CO2 in tonnes per kilometer as opposed to CO2 in tonnes per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore's initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

[2] Annual Efﬁciency Ratio ("AER") is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage ("DWT"). AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) DWT multiplied by distance travelled in nautical miles. A lower AER reflects better carbon efficiency.

[3] The AER and EEOI figures are presented including the impact of cargo heating and tank cleaning operations unless stated.

[4] Energy Efficiency Operational Indicator ("EEOI") is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) cargo carried in tonnes multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684. A lower EEOI reflects lower CO2 gas emissions in a given time period per unit of transport work performed.

[5] Idle time is the amount of time a vessel is waiting in port or awaiting the laycan or waiting in port/at sea unfixed.

Non-GAAP Measures

EBITDA + vessel lease expense component (i.e. EBITDAR)

EBITDAR is defined as EBITDA (i.e. earnings before interest, unrealized gains (losses) on interest rate derivatives, taxes, depreciation and amortization) plus the vessel lease expense component of total charter hire expense for chartered-in vessels. Adjusted EBITDAR is defined as EBITDAR before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels.

For the three months ended December 31, 2022, we recognized total charterhire expense of $6.0 million in respect of time charter-in vessels under operating leases. The total expense includes (i) $2.9 million in respect of the right to use the leased assets (i.e. vessel lease expense component), and (ii) $3.1 million in respect of the costs of operating the vessels (i.e. operating expense component). Under US GAAP, the expense related to the right to use the leased assets (i.e. capital component) is treated as an operating item on our consolidated statement of operations, and is not added back in our calculation of EBITDA. The treatment of operating lease expenses differs under US GAAP as compared to international financial reporting standards (IFRS). Under IFRS, the expense of an operating lease is presented in depreciation and interest expense.

Many companies in our industry report under IFRS; we, therefore use EBITDAR and Adjusted EBITDAR as tools to compare our valuation with the valuation of these other companies in our industry. We do not use EBITDAR and Adjusted EBITDAR as measures of performance or liquidity. We present below reconciliations of net income / (loss) attributable to common stockholders to EBITDAR (which includes an adjustment for vessel lease operating expenses) and Adjusted EBITDAR.

EBITDAR and Adjusted EBITDAR, as presented, may not be directly comparable to similarly titled measures presented by other companies. In addition, EBITDAR and Adjusted EBITDAR should not be viewed as measures of overall performance since they exclude vessel rent, which is a normal, recurring cash operating expense related to our in-chartering of vessels that is necessary to operate our business. Accordingly, you are cautioned not to place undue reliance on this information.

EBITDA, Adjusted EBITDA, Adjusted earnings / (loss) and Adjusted Earnings (for purposes of dividend calculations)

EBITDA, Adjusted EBITDA and Adjusted earnings / (loss) are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, unrealized gains/(losses) on interest rate derivatives, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels. Adjusted earnings / (loss) excludes certain items from net income / (loss) attributable to common stockholders, including gain or loss on sale of vessels and write-off of deferred finance fees (i.e., loss on extinguishment) because they are considered to be not representative of the Company's operating performance.

EBITDA, Adjusted EBITDA and Adjusted earnings / (loss) are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company's fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings / (loss) as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

For purposes solely of the quarterly dividend calculation, Adjusted Earnings represents the Company's Adjusted earnings for the quarter ended December 31, 2022, but excluding the impact of unrealized gains / (losses) and certain non-recurring items.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies.

Reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted EBITDAR

	Three Months Ended	Year Ended
	December 31, 2022	December 31, 2022
In thousands of U.S. Dollars
Net income	53,937	138,454
Interest income	(251)	(471)
Interest expense and finance costs	2,035	15,537
Loss on extinguishment	888	1,576
Income tax	136	207
Unrealized loss / (gains) on derivatives	1,303	(2,961)
Depreciation	7,250	29,276
Amortization of deferred drydock expenditures	1,000	4,161
EBITDA	66,298	185,779
Loss on vessels sold	—	6,917
ADJUSTED EBITDA	66,298	192,696
Plus: Vessel lease expense component	2,894	7,185
ADJUSTED EBITDAR	69,192	199,881

Reconciliation of net income / (loss) attributable to common stockholders to Adjusted earnings / (loss)

	Three Months Ended		Year Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
In thousands of U.S. Dollars except per share data
Net income / (loss) attributable to common stockholders	53,080	(8,552)	135,054	(38,088)
Loss on vessels sold	—	—	6,917	—
Loss on extinguishment	888	—	1,576	569
Adjusted earnings / (loss)	53,968	(8,552)	143,547	(37,519)

Adjusted earnings / (loss) per share, basic	1.33	(0.25)	3.86	(1.11)
Adjusted earnings / (loss) per share, diluted	1.30	(0.25)	3.74	(1.11)

Weighted average number of shares outstanding, basic	40,591,137	34,363,884	37,235,599	33,882,932
Weighted average number of shares outstanding, diluted	41,493,367	34,363,884	38,359,985	33,882,932

Adjusted earnings for purposes of dividend calculation

	Three Months Ended
	December 31, 2022
In thousands of U.S. Dollars except per share data
Adjusted earnings	53,968
Unrealized losses	1,303
Adjusted earnings for dividend calculation	55,271

Dividend to be paid	18,424
Dividend Per Share (DPS)	0.45

Number of shares outstanding as of December 31, 2022	40,626,583

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

Forward looking statements in this press release include, among others, statements regarding: future operating or financial results, including future earnings; global and regional economic conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future spot and charter rates; the effect of the COVID-19 pandemic and Russia's invasion of the Ukraine (including from related sanctions and import bans) on the tanker market, energy supply chains and the Company's business, financial condition and the results of operation; expected employment of the Company's vessels during the first quarter of 2023; expected drydocking and repositioning days in the first quarter of 2023; the Company's ability to pursue and implement strategic objectives, its capital allocation policy and deliver additional shareholder value due to the strength of the Company's balance sheet, operating performance and results; management's estimates of the Depreciated Replacement Value (DRV) of its vessels and of the value of the Company's commercial management and pooling business; trends in the Company's performance as measured by energy efficiency and emission-reduction metrics; the impact of energy transition on the Company and the markets in which the Company operates; expected continuation of refinement by the Company of performance measures for emissions and efficiency and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in spot and charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company's vessels; the effect of the COVID-19 pandemic and Russia's invasion of the Ukraine (including the related EU ban on Russian refined products) on, among others, oil demand, the Company's business, financial condition and results of operation, including its liquidity; fluctuations in oil prices or demand; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company's ability to charter vessels for all remaining revenue days during the first quarter of 2023 in the spot market; vessel breakdowns and instances of off-hire; the Company's operating results and capital requirements, and the declaration of any future dividends by the Company's board of directors; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission, including the Company's Form 20–F for the year ended December 31, 2021, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212–477–8438	Tel: 646–673–9701
Fax: 212–477–8636	Fax: 212–477–8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com